EXHIBIT TO ITEM 77 C

Matters submitted to a vote of security holders

(a)	The Annual Meeting of the security holders of the
THL Credit Senior Loan Fund was held on May 25, 2017.

(b)	The Annual Meeting involved the election of
Trustee Laurie Hesslein. The names of all other
Trustees now in office are Ronald J. Burton, Steven A.
Baffico, Joseph L. Morea and Michael Perino.

(c)	There was one proposal voted on at the meeting:

1.	To elect one Class III Trustee of the Fund, to
serve for a term ending at the 2020 Annual
Meeting of the Fund and until her successor has been elected and qualified.

 Nominee to Serve Until 2020 Annual Meeting

Trustee
Laurie Hesslein

Number of Votes For
6,624,571

Number of Votes Against
126,546

Number of Votes Abstained
87,006